SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 25)*

                          CreditRiskMonitor.com, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   225426-105
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                                 (CUSIP Number)

                            David I. Schaffer, Esq.
                        Meltzer, Lippe & Goldstein, LLP
                               190 Willis Avenue
                               Mineola, NY 11501
                                 (516) 747-0300
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   12/24/2003
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 225426-105
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Flum, Jerome S.
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).


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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        263,225 (1)

    (8) Shared voting power:
        4,897,128 (2)

    (9) Sole dispositive power:
        263,225 (1)

    (10) Shared dispositive power:
         4,897,128 (2)

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(11) Aggregate amount beneficially owned by each reporting person.

     5,160,353 (3)
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     69.66% (3)
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(14) Type of reporting person (see instructions).

     IN
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(1)     Includes 2,000 shares of common stock owned by a grandchild of Mr. Flum, the beneficial ownership of which is disclaimed by Mr. Flum.

(2) Includes 4,897,128 shares beneficially owned by Flum Partners, of which Mr. Flum is the sole general partner, which are also deemed to be beneficially owned by Mr. Flum because of his power, as sole general partner of Flum Partners, to direct the voting of such shares held by the partnership. Mr. Flum disclaims beneficial ownership of the shares owned by Flum Partners.

(3) Includes 4,897,128 shares beneficially owned by Flum Partners, of which Mr. Flum is the sole general partner, which are also deemed to be beneficially owned by Mr. Flum because of his power, as sole general partner of Flum Partners, to direct the voting of such shares held by the partnership. Mr. Flum disclaims beneficial ownership of the shares owned by Flum Partners.

        Also includes 2,000 shares of common stock owned by a grandchild of Mr. Flum, the beneficial ownership of which is disclaimed by Mr. Flum.

(3)     (See Item 5)

Page 2 of 5 Pages

CUSIP No. 225426-105
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Flum Partners
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    PF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    New York
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        4,897,128 (1)

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         4,897,128 (1)

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(11) Aggregate amount beneficially owned by each reporting person.

     4,897,128 (1)
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     66.11% (2)
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(14) Type of reporting person (see instructions).

     PN
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(1)     Includes 4,897,128 shares beneficially owned by Flum Partners, of which
        Mr. Flum is the sole general partner, which are also deemed to be beneficially owned by Mr. Flum because of his power, as sole general partner of Flum Partners, to direct the voting of such shares held by the partnership. Mr. Flum disclaims beneficial ownership of the shares owned by Flum Partners.

(2)     (See Item 5)

Page 3 of 5 Pages

Item 1. Security and Issuer.

         This statement relates to common Stock, $.01 par value, of CreditRiskMonitor.com, Inc., a Nevada corporation (the "Company").

Item 2. Identity and Background.

        (a) N/A

        (b) N/A

        (c) N/A

        (d) N/A

        (e) N/A

        (f) N/A

Item 3. Source and Amount of Funds or Other Consideration.

         See Item 5.

Item 4. Purpose of Transaction.

         See Item 5.

Item 5. Interest in Securities of the Issuer.

        (a) On December 3, 2003 Flum Partners purchased 1,000,000 shares of Common Stock of the Company at $0.45 per share for a total of $450,000 through a private placement offering by the Company of up to a minimum of 700,000 shares and a maximum of 1,700,000 shares of Common Stock of the Company at $0.45 per share (the "Private Placement Offering"). The total aggregate amount of shares of common stock beneficially owned by Flum Partners following the acquisition of the 1,000,000 shares of common stock on December 3, 2003 was 4,797,128 shares.

            On December 24, 2003 Flum Partners purchased an additional 100,000 shares of Common Stock of the Company at $0.45 per share for a total of $45,000 through the Private Placement Offering. The total aggregate amount of shares of common stock beneficially owned by Flum Partners following the acquisition of the 100,000 shares of common stock on December 24, 2003 was 4,897,128 shares.


        (b) N/A

        (c) N/A

        (d) N/A

        (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         N/A

Item 7. Material to be Filed as Exhibits.

         None.

Page 4 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Flum Partners, L.P.

Date: 01/05/2004                      /s/ Jerome S. Flum
                                      Name:  Jerome S. Flum
                                      Title: General Partner


Date: 01/05/2004                      /s/ Jerome S. Flum
                                      Name:  Jerome S. Flum

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 5 of 5 Pages